U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [X] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K

      [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR


For Period Ended: November 30, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

--------------------------------------------------------------------------------
           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.
--------------------------------------------------------------------------------
         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



--------------------------------------------------------------------------------
PART I--REGISTRANT INFORMATION
--------------------------------------------------------------------------------

     CRYO-CELL International, Inc.
     -------------------------------------------------------------------------
     Full Name of Registrant (Former Name if Applicable)

     604 Packard Court
     -------------------------------------------------------------------------
     Address of Principal Executive Office (Street and Number)

     Safety Harbor, FL 34695
     -------------------------------------------------------------------------
     City, State and Zip Code


--------------------------------------------------------------------------------
PART II--RULES 12b-25(b) AND (c)
--------------------------------------------------------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
PART III--NARRATIVE
--------------------------------------------------------------------------------

Change of headquarters location from New Jersey to Florida, transition to new staff, and transition to new reporting system resulted in delay in completion of the reports which the Company believes could not be overcome without unreasonable effort or expense.

--------------------------------------------------------------------------------
PART IV--OTHER INFORMATION
--------------------------------------------------------------------------------
      (1) Name and telephone number of person to contact in regard to this notification

         Brian K. Burke                      813                  938-3114
--------------------------------         -----------         ------------------
             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes     [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      In fiscal 1996 as compared to fiscal 1995, the Company's revenue increased substantially and the Company will report net income for fiscal 1996 as compared to a net loss for fiscal 1995. Additionally, the Company's financial statements to be contained in the 1996 10-KSB will have been prepared on an "operating company" basis. Financial statements contained in the 1995 10-KSB were prepared on a "development stage company" basis. The general trend of improvement in revenue is reflected in prior 10Q's. The audit for the year is not complete at this time and accordingly the Company does not know the exact amounts of its revenue and net income for fiscal 1996.

                          CYRO-CELL International, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     2-28-97                        By: /s/ BRIAN K. BURKE
    --------------------------               ----------------------------------
                                         Name:   Brian K. Burke
                                              ---------------------------------
                                         Title:  VP-Finance (Principal Financial
                                                 and Accounting Officer)
                                               --------------------------------